J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
100 F Street, NE
Mailstop: Room 3628
Washington DC 20549
USA

SUPPL




06011438

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 24 February 2006

Dear Sir

J Sainsbury plc addresses pension schemes deficit

Proposed new long - term financing - issue of two Commercial Mortgage Backed Securities (CMBS)

Please find enclosed copies of the above announcements made to the London Stock Exchange on 24 February 2006.

Yours faithfully

Hazel Jarvis
Deputy Secretary

Enc

dw 3/8

Registered office as above
Registered number 185647 England

24 February 2006

J Sainsbury plc addresses pension schemes deficit

Highlights

- Defined benefit schemes for existing members remain in place
- Injection of £350 million into pension schemes (1) from proceeds of proposed refinancing
- Annual deficit payments increased by £18 million to £38 million per annum
- Proposed changes, agreed with trustees, expected to fund last reported deficit of £582 million (2)
- Active members can choose to increase contributions by an average of 3 per cent of pay to retain benefits, or choose to receive lower benefits
- Changes to members' future benefits to reduce schemes' liabilities

Sainsbury's has today announced that it is proposing to raise up to £2.07 billion of new secured debt of which £1.7 billion will be used to buy back its unsecured bonds. In conjunction with this the company has agreed with the pension schemes' trustees that some of the new funds raised will be used to make a one-off contribution of £350 million into its pension schemes. This will be made in two instalments, £150 million in March 2006 and £200 million in May 2006. In addition, deficit payments will be increased by £18 million to £38 million per annum, with the first of these payments being made in March 2007. These combined contributions are designed to fund Sainsbury's last reported deficit calculated under IAS 19 as at 8 October 2005. The proposed scheme cash funding falls within the guidelines set out by the Pensions Regulator. The impact of these new pension arrangements on Sainsbury's underlying earnings is expected to be broadly neutral.

In addition, to provide a more balanced sharing of risk and cost between members and the company, it has been agreed with the pension schemes' trustees that for active members:

- there will be the choice to increase their contributions by an average of 3 per cent of pay from September 2006 to retain benefits, or, to maintain or reduce contributions and move to reduced benefit scales, and
- future pension provisions will change so as to reduce the schemes' liabilities, such as introducing further controls on early retirement and withdrawing the automatic migration to a higher scale of benefits when members are promoted.

Following consultation, the trustees will be reviewing the schemes' investment strategies with the aim of reducing risk.

John Adshead, chairman of the pension schemes' trustee boards said, "We welcome today's refinancing announcement which facilitates the payment of £350 million into the schemes and the plans to fund the last reported deficit (2). Following discussions with the company we believe that the agreement we have reached is a fair balance between the needs and expectations of members and the financial support provided by Sainsbury's to improve the funding of the schemes and increase the security of benefits."

Justin King, chief executive of Sainsbury's said, "We are pleased that we have been able to retain the defined benefit schemes for current members. Today's announcement demonstrates our commitment to our pension schemes by ensuring appropriate funding levels. The injection of £350 million and the increased annual payments will fund the last reported deficit (2). In addition the increase in the members' contributions together with the changes to future benefits will achieve a more appropriate and balanced sharing of cost and risk."

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

A conference call will be held for analysts and investors at **10:30 (GMT)** on Friday 24 February 2006.

To listen to this conference call: please dial **+44 (0) 20 7365 1851** at least **ten minutes** prior to the start of the call. You will be asked to give your name and company details. You will then be placed on hold and will hear music

until the conference call starts. A replay of this event will be available from **14:30 GMT** until midnight GMT on Wednesday 1 March 2006. To listen, please dial **+44 (0) 20 7806 1970**, and enter pin number **8489732.** Please note that only members of the investment community will have the opportunity to participate in the Q&A session.

To listen to the audio webcast: Please visit www.j-sainsbury.co.uk and follow the on-screen instructions. The archive of this event will be available from **15:00 GMT** on the day in the form of a delayed webcast.

To view the transcript of the conference call: Go to www.j-sainsbury.co.uk on Tuesday 28 February 2006 and follow the on-screen instructions.

Notes

(1) Our proposals cover the J Sainsbury's Pension and Death Benefit Scheme ("Main Scheme") and the J Sainsbury's Executive Pension Scheme ("Executive Scheme"). These schemes are closed to new members on 31 January 2002.

(2) As at 8 October 2005, the schemes had assets of £3,266 million and liabilities of £3,848 million on an IAS 19 basis, leaving a gross deficit of £582 million.

(3) All these arrangements are conditional upon the proposed refinancing being completed.

(4) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

24 February 2006

Proposed new long-term financing - issue of two Commercial Mortgage Backed Securities (CMBS)

Highlights

- Proposed refinancing to raise up to £2.07 billion of secured debt, expected to be highly rated (5)
- Buy back up to £1.7 billion outstanding unsecured bonds rated BBB- (S&P) and Baa3 (Moody's)(6)
- Agreed with pension schemes' trustees a one-off contribution of £350 million into pension schemes
- CMBS will be secured indirectly against 127 supermarkets with investment value of £3.55 billion (7) representing approximately half the net book value of Sainsbury's supermarkets
- Operational flexibility maintained over secured properties, which remain on balance sheet
- Group interest costs (8) are estimated to reduce by up to £12 million per annum from 2006/07
- Estimated one-off costs of £37 million pre-tax (£17 million cash) in 2005/06

J Sainsbury plc has today announced plans to raise new secured debt of up to £2.07 billion. Simultaneously, the company is offering to purchase its outstanding unsecured bonds totalling £1.7 billion and make a one-off gross contribution of £350 million into the company's pension schemes. The proposed financing will involve the issue of two highly rated CMBS, which will be secured indirectly (5) against approximately half of the net book value of Sainsbury's supermarket portfolio.

The CMBS market has developed rapidly over the past few years, with improved liquidity and depth of investor participation. The CMBS structure enables Sainsbury's to raise finance at a lower cost than currently available in the unsecured credit market and provides the company with a flexible financing platform for the future. The net effect is an estimated interest saving of up to £12 million per annum from 2006/07.

Sainsbury's has agreed with the company's pension schemes' trustees to use some of the new funds arising from the refinancing to make a one-off contribution of £350 million into the pension schemes which, together with additional annual deficit payments, are designed to fund the last reported deficit of £582 million, calculated under IAS 19 as at 8 October 2005. Further details are contained in a separate announcement released today.

Commenting on the proposed transaction Darren Shapland, chief financial officer said, "These proposals provide us with cost effective long-term finance by unlocking value from our property portfolio. We are retaining ownership of these valuable assets and keeping them on our balance sheet. In addition we will maintain significant operational flexibility as we will have the right to substitute, withdraw or dispose of properties. The proposed refinancing will reduce our annual interest costs and enable us to inject a substantial sum into our pension fund. This improves the long term funding profile of the business and provides a flexible financing platform for the future as well as underpinning the Making Sainsbury's Great Again plan as we continue to improve our offer to customers."

Enquiries:

Investor relations	**Media**
+44 (0) 20 7695 7162	+44 (0) 20 7695 6127
Lynda Ashton	Pip Wood

A conference call will be held for analysts and investors at **10:30 (GMT)** on Friday 24 February 2006.

To listen to this conference call: please dial **+44 (0) 20 7365 1851** at least **ten minutes** prior to the start of the call. You will be asked to give your name and company details. You will then be placed on hold and will hear music until the conference call starts. A replay of this event will be available from **14:30 GMT** until midnight GMT on Wednesday 1 March 2006. To listen, please dial **+44 (0) 20 7806 1970**, and enter pin number **8489732**. Please note that only members of the investment community will have the opportunity to participate in the Q&A session.

To listen to the audio webcast: Please visit www.j-sainsbury.co.uk and follow the on-screen instructions. The archive of this event will be available from **15:00 GMT** on the day in the form of a delayed webcast.

To view the transcript of the conference call: Go to www.j-sainsbury.co.uk on Tuesday 28 February 2006 and follow the on-screen instructions.

Background

Under the cash tender announced today Sainsbury's is offering to buy back any and all of its £1.7 billion outstanding unsecured bonds, including £800 million of maturing bond obligations in 2007/08. The bonds tendered will be funded by the proceeds of two new CMBS securitisations which will be secured indirectly against approximately half of the book value (7) of Sainsbury's supermarket portfolio. These properties have a current investment value of £3.55 billion and consist of 127 freehold and long leasehold supermarkets.

The CMBS market provides the company with a cost effective, reliable and flexible funding platform with which to finance the business in the future. As a result of the change from an unsecured to a secured debt structure, Sainsbury's on going interest costs are estimated to be reduced by up to £12 million per annum (8). The properties securing the new debt will continue to be controlled by Sainsbury's and remain on balance sheet. Operational flexibility, including the ability to develop store formats and location mix, will be largely preserved.

As a result of the proposed refinancing it is expected that Sainsbury's will incur a pre-tax one-off cost of £37 million in 2005/06. This includes cash costs of approximately £17 million arising from the difference between the redemption value and the book value of the outstanding bonds, net of swaps and non-cash cost of approximately £20 million relating to a tranche of a bond which is economically hedged, but does not qualify for hedge accounting. The transaction costs will be amortised over the life of the CMBS and are included in the net interest savings.

Securitisation

The CMBS will be secured indirectly against 127 freehold and long leasehold supermarkets which will be transferred to two new property subsidiaries of Sainsbury's. The expected new issue of up to £2.07 billion CMBS will comprise of two separate transactions:

- **£1.2 billion 12 year** floating rate notes (including a euro denominated tranche equivalent to approximately £400 million) issued by a newly incorporated special purpose vehicle, Eddystone Finance plc, with a 7 year issuer call. If the issuer does not refinance the transaction at the end of year 7, there will be an increased coupon and accelerated amortisation. These notes will, via a secured loan structure, have the benefit of security granted over approximately 75 freehold and long leasehold supermarkets with a market value of approximately £2.0 billion

- **£0.87 billion 25 year** fixed rate notes issued by a newly incorporated special purpose vehicle Longstone Finance plc. These notes will, via a secured loan structure, have the benefit of security granted over approximately 52 freehold and leasehold supermarkets with a market value of approximately £1.55 billion

Each of the new CMBS transactions will include tranches of notes which are expected to be rated AAA/Aaa, AA/Aa2 and A/A2 by S&P and Moody's respectively.

The CMBS offer is expected to close on 24 March 2006.

Morgan Stanley & Co International Ltd and UBS Limited are acting as joint bookrunners and joint lead managers for the new CMBS issue.

Highbury Finance BV 2023 (Highbury) and Dragon Finance BV 2023 (Dragon)

There are two existing securitisations, Highbury and Dragon, involving stores occupied by Sainsbury's, in which the ratings of the securitised notes are exposed to the credit quality of Sainsbury's. Sainsbury's has agreed to seek changes to the existing transactions that allow the ratings of the Highbury and Dragon notes to be rated independently of the ratings of Sainsbury's, with an expected rating of Baa3 (Moody's). Sainsbury's understands that the Highbury and Dragon issuers will be making separate announcements of their own.

Cash tender process

Sainsbury's is offering to buy back any and all of its £1.7 billion outstanding unsecured Bonds (6) currently rated BBB- by S&P and Baa3 by Moody's and through a tender process at a premium to current trading levels. Details are set out in the tender offer and consent solicitation memorandum dated 24 February 2006. The tender offer is conditional upon the success of the CMBS.

ISIN	Amount £(m)	Series of notes	Repurchase spread (a)	Early repurchase spread (a)
XS0185282158	314.50	£314,500,000 5.25%. Notes due 2007	+ 40 bp	+ 30 bp
XS0132124735	487.00	€800,000,000 5.625%. Notes due 2008	+30 bp	+20 bp
XS0132125112	300.00	£300,000,000 6.50%. Notes due 2012	+95 bp	+90 bp
XS0145149703	250.00	£250,000,000 6.125%. Notes due 2017	+110 bp	+ 105 bp
XS0145149539	350.00	£350,000,000 6.00%. Notes due 2032	+140 bp	+135 bp
Total	**1,701.50**			

(a) Versus benchmark reference securities: UKT 4.5 per cent 2007, DBR 4.125 per cent 2008, UKT 5 per cent 2012, UKT 4.75 per cent 2015 and UKT 4.25 per cent 2032, respectively

Sainsbury's intends to purchase bonds submitted into the tender offer prior to the early submission date at the repurchase price plus an early submission amount (together the early repurchase price). Any bonds submitted after the early submission date and prior to the expiration of the tender offer will be purchased at the repurchase price. The early repurchase price and the repurchase price will be determined by reference to the early repurchase spreads and the repurchase spreads respectively (the early submission amount will be the difference between the early repurchase price and the repurchase price).

In conjunction with the tender offer, Sainsbury's is inviting bondholders to approve proposals to amend the terms and conditions of the unsecured bonds to provide for the early redemption of bonds not tendered into the offer. The proposed modification will allow Sainsbury's to have the option to redeem bonds outstanding at the completion of the tender offer. Any such redemption would be at the repurchase price; holders who submit valid voting instructions prior to the early submission date would also be eligible to receive the early submission amount payable only in the event of redemption. The offer to purchase is not contingent upon receipt of necessary votes to pass the proposals. Provided the CMBS is successful Sainsbury's intends to repurchase any and all bonds which accept the tender offer, irrespective of obtaining approval for the proposed modifications.

The tender offer is expected to close simultaneously with the CMBS issue.

Morgan Stanley & Co International Ltd and UBS Limited are acting as joint dealer managers in relation to the tender offer and consent solicitation process.

Properties included within the secured structure

The properties to be included within the secured structure are broadly spread across England and Wales. Under the new Sainsbury's structure, Sainsbury's Supermarkets Ltd (the operating company) will enter into newly drafted long-term leases for each of 127 participating supermarkets.

	Freehold supermarkets	Long lease supermarkets	Total supermarkets	Investment value (£'bn)
£1.2 billion floating rate notes	67	8	75	2.00
£0.87 billion fixed rate notes	48	4	52	1.55
Total	**115**	**12**	**127**	**3.55**

Expected Timetable

Date	Event
24 February 2006	Deal announced
24 February 2006	Tender offer to existing unsecured bondholders
1 March - 9 March 2006	Investor roadshow and marketing
20 March 2006	Pricing date
24 March 2006	Closing date for tender and redemption (if applicable) of J Sainsbury plc £1.7 billion unsecured bonds
24 March 2006	Closing date for £2.07 billion CMBS

Notes

(1) Morgan Stanley & Co International Limited (Morgan Stanley) and UBS Limited (UBS) are acting as financial advisers to J Sainsbury plc and no-one else for the purposes of the transaction. They will not be responsible to anyone other than J Sainsbury plc (whether or not a recipient of this announcement) for providing the protections offered to clients of Morgan Stanley or UBS nor for providing advice in relation to the transaction. Any existing bondholder or prospective purchaser interested in buying the new securities is recommended to seek its own financial advice.

(2) This announcement is being distributed by J Sainsbury plc only to, and is directed only at, (a) persons who have professional experience in matters relating to investments who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and (b) persons to whom it may otherwise lawfully be communicated (together "relevant persons"). Any investment or investment activity to which this announcement relates is available only to and will be engaged only with, relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents. The information and any opinions contained in this announcement do not constitute a public offer under any applicable legislation or an offer to sell or solicitation or an offer to buy any securities or financial instruments. The information contained in this announcement is subject to, and must be read in conjunction with, the information contained in the full offer documents to be issued in relation to the matters referred to in this announcement.

(3) This announcement is not for publication or distribution, directly or indirectly, in or into the United States. This announcement is not an offer of securities for sale into the United States. The securities referred to herein may not be offered or sold in the United States unless they are registered or exempt from registration pursuant to the US Securities Act of 1933. There will be no public offer of these securities in the United States.

(4) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

(5) The CMBS issuers will be Eddystone Finance plc and Longstone Finance plc, special purpose vehicles not part of the Sainsbury's group.

(6) The credit ratings assigned to Sainsbury's by Standard & Poor's Rating Service (S&P) and Moody's Rating Investor Service (Moody's) are currently BBB- and Baa 3 respectively, with negative outlook.

(7) The secured property pool consists of 127 retail supermarket properties located throughout England and Wales, comprising 12 long leasehold and 115 freehold properties. Atisreal has carried out the property valuation as at 23 February 2006. These supermarkets had a book value of £2.3 billion as at 26 March 2005.

(8) The interest savings have been calculated by comparing the current cost of the £1.7 billion outstanding bonds, net of swaps, at rates consistent with the company's current unsecured credit rating with the estimated costs on the proposed £1.7 billion securitisation, net of swaps.